UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

January 5, 2024

In the Matter of

Entrex Carbon Market LLC85
150 E Palmetto Park Road
Suite 800
Boca Raton, FL 33432

File No: 024-12120

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

Entrex Carbon Market LLC85 filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on January 5, 2024.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

James Lopez
Office Chief